SEC, Washington Exemption File No. 82-5079

Press release

02060806

Skandia

16 December 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Skandia applies for delisting from the Copenhagen Stock Exchange

Skandia's board has decided to apply for a delisting of Skandia's shares from the Copenhagen Stock Exchange. The reason for the delisting is, among other things, the low trading volume of Skandia's shares on the Copenhagen Stock Exchange.

Skandia's shares are listed today on the Stockholm, London, Copenhagen and Frankfurt stock exchanges.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

SEC, Washington Exemption File No. 82-5079

Press release

Skandia

12 December 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

November sales SEK 8.9 billion[1]

Sales in November outside the USA
Sales rose by 7% to SEK 6.0 billion (5.6). Exchange rate effects on sales, attributable to the strengthening of the Swedish krona, were negative in the amount of SEK 0.5 billion. Sales in October 2002 totalled SEK 6.0 billion.

Total sales in November
Total sales decreased by 5%, to SEK 8.9 billion (9.4). Exchange rate effects on sales were negative in the amount of SEK 1 billion. Total sales in October 2002 were SEK 9.1 billion.

Sales of variable annuities in the US market decreased by 3% in local currency compared with October, while sales of mutual fund savings products decreased by 6%. In this month as well, the change in pricing of one product line has had a slight dampening effect on sales of variable annuities. At the same time, all things being equal, this is having a positive effect on the profit margin. A further slight increase in the market share for variable annuities was noted during the third quarter.

New sales of unit linked assurance
Total new sales of unit linked assurance for the period January–November 2002 decreased by 15% compared with the same period in 2001.

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia

Sales through November

Sales outside the USA increased to SEK 69.0 billion (66.6). Total sales amounted to SEK 110.3 billion (123.0). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 12.0 billion (13.3). Of total sales, SEK 81.1 billion (85.7) pertains to unit linked assurance, SEK 25.1 billion (32.2) to mutual fund savings products, and SEK 2.2 billion (3.6) to direct sales of funds.

Compared with the average exchange rates that applied for the full-year 2001, sales through November decreased by approximately 4% as a result of exchange rate movements.

Sales of variable annuities in the USA through November amounted to SEK 31.6 billion (36.8), and sales of mutual funds totalled SEK 9.6 billion (19.6).

Sales in the UK amounted to SEK 36.7 billion (37.5). In Sweden, SkandiaLink's sales amounted to SEK 8.8 billion (9.8). Sales in other markets continue to rise and amounted to SEK 21.0 billion (15.4).

16 January 2003, December sales, 2002
12 February 2003, Year-end report, 2002

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

Skandia

Definitions of sales

Sales

Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales

New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Sales per month	2002	2001
January	10.6	12.6
February	9.7	11.7
March	10.7	13.6
April	11.9	12.9
May	11.1	12.4
June	8.9	12.4
July	10.6	10.6
August	9.9	9.6
September	8.9	8.3
October	9.1	9.5
November	8.9	9.4
Subtotal	**110.3**	**123.0**
December		10.8
Total		133.8

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

Exchange rates		2002 30 Nov.	2002 31 Oct.	2002 30 Sept.	2001 31 Dec.	2001 30 Nov.	2001 31 Oct.	2001 30 Sept.
SEK								
EUR	Closing rate	9.02	9.07	9.16	9.33	9.57	9.58	9.72
EUR	Average rate	9.15	9.16	9.17	9.29	9.29	9.26	9.22
GBP	Closing rate	14.11	14.33	14.58	15.32	15.24	15.47	15.68
GBP	Average rate	14.63	14.68	14.71	15.01	14.99	14.96	14.91
USD	Closing rate	9.07	9.16	9.27	10.58	10.68	10.63	10.67
USD	Average rate	9.80	9.87	9.94	10.43	10.42	10.40	10.37
JPY	Closing rate	0.074	0.075	0.076	0.081	0.087	0.087	0.090
JPY	Average rate	0.078	0.078	0.079	0.086	0.086	0.086	0.086